DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  June 1, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


                                     FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    June 1, 2004

3.  Press Release
    -------------

    June 1, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada. June 1st 2004, DynaMotive announced on behalf of the West Lorne Cogeneration Partnership that it has shipped BioOil process modules of its 100 tonne per day capacity pyrolysis plant to the plant site in West Lorne, Ontario. The three BioOil process modules were shipped from Ramsay Group's facilities in Sydney, Vancouver Island, BC on May 31st. The modules are expected to arrive in West Lorne on June 8th where the site has been readied for its reception and assembly. It was further announced today that the balance of the pyrolysis plant is scheduled to be shipped on June 21st.

The Consortium broke ground on the construction site on April 14th 2004 of what will be, when completed, the world's largest pyrolysis plant and the first pyrolysis oil fuelled power co-generation facility.

The project, developed at a cost of Cdn$ 14.5 million (U.S. $10.7 million), is the result of cooperative efforts of Magellan Aerospace, Orenda Industrial division; Ontario Power Generation, UMA Engineering, Erie Flooring and Wood Products and DynaMotive.

Procurement of equipment is virtually complete. Equipment costs represent Cdn$ 9.7 million (U.S. $7.2 million) of the estimated total project cost. The project has received a Cdn$ 5.0 million (U.S. $3.7 million) financial contribution from Sustainable Development Technology Canada.

Construction is in advanced stages with completion expected in July 2004.





5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 2nd day of June, 2004


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)        "Richard Lin"
                                            Richard Lin
                                            Chairman







IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release - June 1st, 2004

 DynaMotive and Ramsay Group Announce Shipment of BioOil Plant Modules to
  West Lorne Cogeneration Plant Signalling Site Readiness for Installation

Vancouver, BC, Canada. June 1st 2004, DynaMotive announced on behalf of the West Lorne Cogeneration Partnership that it has shipped BioOil process modules of its 100 tonne per day capacity pyrolysis plant to the plant site in West Lorne, Ontario. The three BioOil process modules were shipped from Ramsay Group's facilities in Sydney, Vancouver Island, BC on May 31st. The modules are expected to arrive in West Lorne on June 8th where the site has been readied for its reception and assembly. It was further announced today that the balance of the pyrolysis plant is scheduled to be shipped on June 21st.

The Consortium broke ground on the construction site on April 14th 2004 of what will be, when completed, the world's largest pyrolysis plant and the first pyrolysis oil fuelled power co-generation facility.

The project, developed at a cost of Cdn$ 14.5 million (U.S. $10.7 million), is the result of cooperative efforts of Magellan Aerospace, Orenda Industrial division; Ontario Power Generation, UMA Engineering, Erie Flooring and Wood Products and DynaMotive.

Procurement of equipment is virtually complete. Equipment costs represent Cdn$ 9.7 million (U.S. $7.2 million) of the estimated total project cost. The project has received a Cdn$ 5.0 million (U.S. $3.7 million) financial contribution from Sustainable Development Technology Canada.

Construction is in advanced stages with completion expected in July 2004.

DynaMotive further announced that:

- Most foundation work is now complete, with the remainder to be completed by early June, in time to receive the remaining equipment.

- 85% of the fabrication process is estimated to have been completed - including process control equipment, process vessels, structural steel, the power generation turbine and electrical equipment required for grid connection.

- Electrical transformers have been delivered to site and fabrication of switch gear has been completed and it is ready for shipment.

- Feed processing equipment, hammer mill, conveyors, metal detector and separators as well as feed crew conveyors have arrived on site and are ready for installation.

- BioOil Storage tanks and their platforms were shipped on May 25 and are scheduled to arrive in West Lorne June 4th.

Once in operation, the plant is expected to process up to 100 tonnes per day of biomass and to produce 70 tonnes of BioOil, 20 tonnes of char and 10 tonnes of non-condensable gases.

Fifty tonnes of BioOil per day will be utilized to fuel a gas turbine developed by Orenda to produce up to 2.5 MWE of electricity -- enough to serve 2,500 households -- to meet the power requirements of the Erie Flooring plant and to export electricity to Ontario's energy grid. Surplus heat generated by the turbine will produce up to 12,000 pounds of steam per hour for Erie Flooring's industrial operations. The remaining BioOil and char from the plant will be sold to commercial users and used for research purposes. Non-condensable gases will be used to provide heat to the process.

Founded in 1903, Ramsay is a 4th generation Canadian owned and operated business with acknowledged expertise in precision ferrous and non-ferrous fabricating, machining, and manufacturing a wide variety of equipment for the oil and gas, environmental, forestry, mining, marine and construction industries.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications  Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268     Fax:  (604) 267-6005
Email: investor@DynaMotive.com                    Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.